Exhibit 99.1

NorZinc Appoints Scott Fulton as Project Manager, Prairie Creek Mine Cliveden Trading for Concentrate Marketing Support

NZC-TSX
NORZF-OTCQB

VANCOUVER, April 24, 2019 /CNW/ - NorZinc Ltd. (TSX: NZC; OTCQB: NORZF) ("NorZinc" or "the Company") is pleased to announce the appointment of Scott Fulton, P.Eng., as the Project Manager for the Prairie Creek Mine and Cliveden Trading AG to provide concentrate marketing commercial support.

New Project Manager – Scott Fulton

Mr. Scott Fulton, P.Eng., will assume the position of Project Manager for the Prairie Creek Mine effective May 6, 2019, based in the Company's office in Vancouver. Scott has 25 years of multi-industry experience and has spent the last 12 years in mine construction and development as a Project Manager for Wood (formerly Amec Foster Wheeler).

Mr. Fulton has executed a number of new build mines in Canada and the US, specifically focusing on northern climate and brownfield expansions. The projects he has worked on include New Afton, Kitsault, Mount Emmons, Brucejack, Rainy River, and Carlsbad East. His most recent position at Wood Vancouver, was as Chief Engineer and Manager of Common Operations for the Engineering and Project Delivery teams. Scott has an honours degree in Mechanical Engineering from the University of Western Scotland.

"We are very pleased to have been able to recruit Scott as Project Manager for the Prairie Creek Mine", stated  Don MacDonald, President and CEO of NorZinc. "Scott's northern construction experience will directly benefit the Company as the Prairie Creek project moves towards commencement of construction early next year. His appointment is the next step in enhancing the senior management team that will put the Prairie Creek Mine into production".

Scott Fulton stated "I am excited to be joining the team at NorZinc and looking forward to shaping the execution strategy for the Prairie Creek Mine. This is a key time in the Project development phase, and my near-term objectives are to focus on alignment, building a team and driving the path forward to see us through development and into operation".

Concentrate Marketing Support – Cliveden Trading AG

NorZinc also announces that it has entered into a services agreement with Cliveden Trading AG to provide marketing commercial support for the production of lead and zinc concentrates from the Prairie Creek Mine. Cliveden will provide support to help optimize marketability and logistics for the sale of these high-grade concentrates to global smelting customers.  Cliveden originally assisted NorZinc negotiate its existing MOUs with Korea Zinc and Boliden in 2015-16.

Cliveden Trading AG has been operating in base metals concentrate trading and marketing for the last seven years and is based in Zug Switzerland with representative offices around the globe. It specializes in building strong partnerships with clients to ensure every business opportunity is maximized.

About NorZinc

NorZinc is a TSX-listed mine development company trading under the symbol "NZC". The Company is developing its key project, the 100%-owned, high-grade, zinc-lead-silver Prairie Creek Mine, located in the Northwest Territories. The Company also owns projects in Newfoundland that host several zinc-lead-copper-gold-silver deposits.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

SOURCE NorZinc Ltd.

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%CIK: 0000910569

For further information: Don MacDonald, President & CEO, (604) 688--2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001, don.macdonald@norzinc.com; Steve Dawson, VP Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, steve.dawson@norzinc.com, E-mail: invest@norzinc.com; Website: www.norzinc.com

CO: NorZinc Ltd.

CNW 07:00e 24-APR-19